

Mail Stop 3720

January 7, 2010

Via U.S. Mail and Fax
Mr. Dennis McLaughlin
Chief Executive Officer and President
Evolution Resources, Inc.
143 Yazoo Avenue,
Clarksdale, MS 38614

> **RE:** **Evolution Resources, Inc.**
> **Form 10-K for the year ended October 31, 2009**
> **Filed November 27, 2009**
> **File No. 333-140306**

Dear Mr. McLaughlin:

We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the quarterly period ended October 31, 2009
Financial Statements
Statement of Cash Flows, page F-6

1. It is unclear to us why you are reporting the gain on cancellation of warrants and the gain on acquisition as cash used within investing activities. It appears you should remove the gain on cancellation of warrants as no cash was expended in connection with the realization of the gain. It also appears the gain on acquisition should be removed and you should report the amount of cash actually expended in the acquisition as a use of cash within investing activities. Under the indirect method of reporting net cash flows from operation activities, you should adjust net income to remove the effects of the non-cash gains to arrive at cash flows from operating activities. In addition, you should separately disclose information about all noncash investing and financing activities.

Note 4 – Acquisitions, pages F-12 – F-14

2. Refer to the last paragraph on page F-12, where you disclose that the fair value of the warrants was $3,258,409 at acquisition and $3,403,273 as of October 30, 2009. This represents a change in value of $144,864 not $4,151,660 reported here and in your income statement. Revise to correct this discrepancy and advise us.

3. Refer to the fourth paragraph on page F-13. Explain to us your basis in GAAP for recognizing the $1,403,273 gain upon the cancellation of the warrants and the issuance of 500,000 shares of common stock. Specifically cite in your response the accounting literature that supports your gain recognition.

4. The table on page F-13 is confusing as the October 31, 2009 date appears to have no relevancy to an acquisition that was consummated on July 14, 2009. Revise your disclosures to clearly indicate the fair value of all acquired assets and assumed liabilities as of July 14, 2009, the acquisition date. Also, disclose the nature of the inventory held for sale.

5. Within the table on page F-13 you report the total assets purchased from Liquafaction of approximately $15.8 million but the property and equipment line item does not equal amount of $10.6 million shown in Note 6. Please correct any typographical errors or explain the discrepancy.

6. It is unclear to us why a reasonable person would effectively give away $10.3 million in assets. Pursuant to ASC 805-30-50-1f.2, describe why your acquisition of Liquafaction resulted in a gain and advise us. Also, explain to us your full consideration of the guidance in ASC 805-30-25-4.

7. With a view towards disclosure, explain to us in detail the methodologies utilized by The Mentor Group to determine the fair value of the Liquafaction acquired assets and assumed liabilities. Provide us a copy of The Mentor Group's valuation report.

8. Clarify in your disclosure whether the acquired equipment was valued on a "as is" basis or an "as completed basis," and explain to readers what you mean by these terms. Also, tell us if the cellulosic ethanol facility was completed at the time of acquisition, and if not, explain your basis for assuming it was for purposes of valuation, if applicable.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director